CONSULTANT AGREEMENT

This Agreement states that Betting, Inc. is employing the services of Shar Offenberg to consult and advise Betting, Inc. with regard to prepare and distribute informational packages on the company to the financial community and generally act as a liaison between the company and the financial community.

The hourly rate charged by Shar Offenberg is $100.00 per hour.
 Shar Offenberg has elected to paid in consultant stock rather than cash. The Board of Directors of Betting, Inc. has agreed to issue Shar Offenberg 50,000 shares of Betting, Inc. free trading stock under Form S-8.

BETTING, INC.


By:  /s/  Thomas S. Hughes			Date: June 20, 1998
Thomas S. Hughes, Chairman
and Chief Executive Officer


  /s/  Shar Offenberg			Date: June 20, 1998
Shar Offenberg